Exhibit A

South White Rose Reserves

Calgary, Alberta (Oct. 11, 2013) – Husky Energy’s disclosure in its June 5, 2013 press release of 20 million barrels of oil (Husky W.I.) from the South White Rose extension is of estimated reserves comprised of 16.8 million barrels of probable reserves and 3.1 million barrels of possible reserves as of December 31, 2012. The development plan amendment for the South White Rose field discussed in the June 5, 2013 press release will allow Husky Energy to access 4 million barrels of probable reserves and 2.5 million barrels of possible reserves (Husky W.I.) from the South Avalon Terrace.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

Forward-Looking Statements

Certain statements in this document are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this document are forward-looking and not historical facts.

Such forward-looking statements are based on the Company’s current expectations, estimates, projections and assumptions that were made by the Company in light of its experience and its perception of historical trends. Further, such forward-looking statements are subject to risks, uncertainties and other factors, some of which are beyond the Company’s control and difficult to predict. Accordingly, these factors could cause actual results or outcomes to differ materially from those expressed or projected in the forward-looking statements.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this document include, but are not limited to, references to the expected outcome of the development plan amendment for the South White Rose field.

In addition, statements relating to “reserves” and “resources” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves or resources described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of reserves and resources and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary from reserve, resource and production estimates.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this document are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2012 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

Disclosure of Oil and Gas Information

The Company has disclosed possible reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of proved plus probable plus possible reserves. There is a 10 percent probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

The estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation. The Company has disclosed its total reserves in Canada in its Annual Information Form for the year ended December 31, 2012, which reserves disclosure is incorporated by reference herein.